Exhibit  1 - Press  Release

FOR  IMMEDIATE  RELEASE



CONTACTS:    TOM  JENULESON               TOM  GOYDA
             CFO                          SHANDWICK
             (314) 771-2400               (314) 436-6565



                       ALLIED HEALTHCARE PRODUCTS REACHES
                     CONTRACT AGREEMENT WITH UNION EMPLOYEES

     ST. LOUIS, July 31, 2000-Allied Healthcare Products, Inc. (NASDAQ: AHPI) announced today that the company has reached agreement on a new three-year contract with its employees who are members of District No. 9 of the International Association of Machinists and Aerospace Workers. The company's union employees had been on strike since the previous contract expired at midnight on May 31, 2000. Allied has continued to ship products during the union work stoppage.

     Allied Healthcare Products, Inc., is a leading manufacturer of respiratory care products, medical gas equipment and emergency medical products used in a wide range of hospital and alternate care settings.




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